Exhibit 99.1

NEWS RELEASE

Endeavour Silver Discovers Several New Zones of High Grade Silver
Mineralization on San Pedro Properties in Guanaceví, Durango, Mexico,
Including 6,680 gpt Silver and 11.2 gpt Gold Over 1.15 m

Vancouver, Canada – June 18, 2008 - Endeavour Silver Corp. (EDR: TSX, EJD: DBFrankfurt and EXK: AMEX) announces that exploration drilling on its San Pedro properties in the Guanaceví silver district of Durango State, Mexico has encountered several new zones of high grade silver mineralization, including 6,680 gpt silver and 11.2 gpt gold over 1.15 m in drill hole EPS3-1.

Endeavour has drilled 12 holes to date on the San Pedro (see news release dated December 12, 2007) and adjacent Milache (see news release dated November 27, 2007) properties. These properties were recently acquired by the Company in the north end of the Guanaceví silver district in order to consolidate Endeavour’s land-holdings and boost its silver resources near Endeavour’s core operating silver asset, the Guanacevi Mines project in Guanaceví.

Seven of the 12 drill holes intersected economically interesting silver mineralization in five separate target areas spread over a 3.0 km x 1.5 km area at San Pedro. Each of the five target areas is wide open for expansion.  Several of them may in fact be different portions of one large mineralized vein/manto system that appears to underlie much of the San Pedro area.

Significant drill results are as follows:

SAN PEDRO DRILL RESULTS
Hole	Vein	From (m)	Core Length (m)	True Width (m)	Silver (gpt)	Gold (gpt)	Lead (%)	Zinc (%)

MCH1-2	Hangingwall Santa Cruz	322.55	1.00	0.90	355	0.9	0.01	0.02
	Santa Cruz	327.10	0.50	0.45	616	0.7	0.01	0.01
VE2-01	Veronica Manto	37.10	1.30	1.10	427	0.3	0.08	0.19
	Vein	73.85	0.25	0.19	523	0.1	1.47	2.93
	Vein	100.70	0.90	0.78	124	0.1	0.26	0.80
NB1-1	Calvario	122.45	1.05	0.53	333	0.1	0.53	0.91
	Vein	188.60	0.20	0.14	564	0.3	1.68	3.84
	Vein	197.35	0.20	0.13	402	0.2	0.95	1.44
	Vein	30.90	1.60	0.92	551	0.1	1.29	0.69
	Vein	84.65	2.05	1.03	103	0.1	0.84	1.48
NB1-2	Calvario Vein	120.05	2.30	1.99	810	0.2	2.32	4.01
	Incl.	120.65	0.45	0.39	3,068	0.7	8.51	15.66
	Vein	249.75	0.40	0.26	321	<0.05	4.20	10.70
	Vein	269.70	0.40	0.26	214	0.2	0.55	0.99
BF1-1	Buena Fe Manto	121.85	2.35	1.49	118	0.1	1.04	1.91
BF2-1	Buena Fe Manto	180.30	2.05	1.78	61	0.1	4.47	7.65
EPS3-1	Vein	249.50	1.15	0.58	6,680	11.2	1.49	2.52
	Vein	280.60	1.05	0.86	351	0.7	0.13	0.20

Bradford Cooke, Chairman and CEO, stated, “We are thrilled to receive such positive drill results so early in the San Pedro exploration program. Because the San Pedro vein/manto system appears to cover hundreds of hectares, Endeavour’s properties hold excellent potential for additional high-grade silver discoveries as exploration progresses.  We now have two drills working around the clock at San Pedro.”

The MCH1-2 drill hole (see San Pedro drill hole location map) is important because it represents Endeavour’s first new discovery of high grade silver mineralization within the same Santa Cruz vein system that hosts the operating Porvenir silver mine (part of the Guanacevi Mines project) some 2.5 km to the southeast. Three other drill holes, MCH1-1, MCH2-1 and MCH5-1, also intersected the Santa Cruz veins at shallow depths but the low grade silver mineralization in these holes suggests that they were drilled too shallow to intersect the bonanza zone of epithermal silver mineralization in this location.

Hole MCH1-2 was drilled deeper and successfully hit two high grade silver veins at about 250 m in depth.  Now that the top of the bonanza zone has been located, additional drilling can be targeted for this new discovery.

Drill hole VE2-01 represents Endeavour’s first confirmation of a shallow-dipping, high grade, silver vein/manto system in the San Pedro area. Many of the historic high grade silver mines at San Pedro produced their ores where steep-dipping veins intersect the shallow-dipping manto system.

In Q1, 2008, Endeavour commenced a 25 line km (250 hectare) geophysical survey (including induced polarization, resistivity, and magnetics) over the central part of its San Pedro properties to see if the mineralized vein/manto system could be detected geophysically. A total of 13.6 line km (136 hectares) have been completed to date, multiple IP anomalies have been detected, and the first drill hole (VE2-01) on the first anomaly drilled returned 427 gpt silver and 0.3 gpt gold over a 1.3 core length.

Drill holes NB1-1 and NB1-2 both intersected multiple steep-dipping veins close to their projected intersections with the San Pedro vein/manto system. These vein intercepts are typically narrow but carry high grade silver values such as 3,068 gpt silver over 0.45 m in hole NB1-2, as well as significant lead-zinc mineralization (8.51% lead and 15.66% zinc).

Drill holes BF1-1 and BF1-2 both intersected the vein/manto system and returned healthy silver-gold-lead-zinc mineralization over mineable widths. The geophysical survey has not yet covered the NB and BF areas, but as a result of these discoveries, the survey will be extended into these areas.

Last but not least, the EPS3-1 drill hole targeted a steep-dipping vein along strike from the famous El Soto mine and intersected 1.15 m core length assaying 6,680 gpt silver, 11.2 gpt gold, 1.49% lead and 2.52% zinc. Endeavour holds 1.5 km of prospective ground along the strike of this vein.

Further drilling is planned for each of these 5 discovery areas. With 3,500 m of diamond drilling already completed, Endeavour has now commenced an additional 1,500 m of core drilling to follow up on these new discoveries.  A reverse circulation drill rig has also been mobilized in order to accelerate exploration at San Pedro by drilling 3,000 m to test other prospective vein/manto target areas at San Pedro.

An exploration tunnel on the east side of the San Pedro area was collared at year-end 2007 and has progressed slowly westwards (137 m of advance) towards the prospective NB-BF area. Another exploration tunnel is also being considered in the Veronica manto area in Q3/Q4 in order to fast-track the exploitation of this newly discovered, near-surface, mineralized zone.

In summary, Endeavour’s 2008 exploration drilling program in the San Pedro area of the Guanaceví silver district appears to have encountered at least five distinct discoveries of high grade silver mineralization, all of which are open for expansion. San Pedro represents an exciting new area of prospective silver resource growth for the Company.

Barry Devlin, M.Sc., P.Geo., Vice President Exploration is the Qualified Person who reviewed this news release and supervised the surface drilling and sampling programs at the Parral, Guanacevi and Guanajuato Projects.  A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results.  All core samples are split at the Parral, Guanajuato, or Guanacevi field offices and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis.  Gold and silver are determined by fire assay with an atomic absorption (AA) finish and lead, zinc and copper are determined by AA.

Endeavour Silver Corp. (EDR: TSX, EXK: AMEX, EJD: DBFrankfurt) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour’s two operating mines, Guanacevi in Durango State and Guanajuato in Guanajuato state, coupled with the Company’s acquisition and exploration programs in Mexico should enable Endeavour to join the ranks of top primary silver producers worldwide.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS
Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.